Room 4561

February 9, 2006

Mr. Richard M. Haddock
Chief Executive Officer
LaserCard Corporation
1875 North Shoreline Boulevard
Mountainview, CA 94043-1601

      Re: **LaserCard Corporation**
              Form 10-K for Fiscal Year Ended March 31, 2005
              Filed June 15, 2005
              File No. 000-06377

Dear Mr. Haddock:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your references throughout the Company's Form 10-K to a customer in a "Middle Eastern country." Tell us the name of the Middle Eastern country where you conduct business.

Note 2. Summary of Significant Accounting Policies

Reclassifications, page 48

2.   We note that you reclassified certain auction rate securities from cash and cash
        equivalents to short-term investments in 2004 and it appears that this change was
        made in order to comply with existing generally accepted accounting principles
        (i.e. SFAS 95). Tell us how you considered this change when evaluating the
        effectiveness of your disclosure controls and procedures and your disclosures
        under Item 308(c) changes in internal controls over financial reporting.

3.   We note the disclosures in the Company's Consolidated Statements of Cash
        Flows where you present cash flows from investing activities for auction rate
        securities. In fiscal 2004 you present a separate line item for cash flows from
        auction rate securities, net whereas in fiscal 2003 and 2005 you include such
        information in purchases of investments and proceeds from maturities of
        investments on a gross basis. Please explain why the presentation is different for
        each period presented.

Contract with Global Investments Group (GIG), page 53

4.   We note that in April 2004 you entered into a card-manufacturing license
        agreement with Global Investments Group (GIG). Tell us how you plan to
        recognize revenue from this arrangement, including your consideration of the
        multiple elements and timing of revenue recognition for each element. Your
        response should include a discussion of the basis in GAAP supporting the
        allocation of contract proceeds to the various elements.   Also tell us what
        consideration you gave to including this information in your accounting policy
        footnote.

Note 11. Acquisition, page 65

5.   Disclosure on page 66 indicates that $3.84 million of the purchase price was
        allocated to goodwill and other intangibles. Disclosure elsewhere in the note
        indicates that goodwill of $3.3 million was recognized in connection with these
        acquisitions and $29,000 was allocated to backlog (intangible asset). Describe the
        other intangible assets recognized, valued at approximately $500,000. Tell us
        what consideration you gave to disclosing this information in the footnote.

6.   We note that all five of the former shareholders of the acquired German entities
        entered into employment agreements with you. Tell us whether the employment
        agreements were part of the agreement to purchase the German companies, and
        how the agreements were considered in connection with the purchase accounting.
        Also tell us how you will account for the commissions payable under these

agreements, including whether the commission payments are considered contingent consideration or compensation for services. Tell us how you considered paragraphs 28 and 34 of SFAS 141 in determining whether such payments should be contingent consideration based on earnings or compensation in contingent arrangements. Describe the terms of the employment agreements that support your conclusions.

7.   Tell us how you considered Rule 1-02(w) of Regulation S-X in determining whether the Company's acquisition of the German Card companies in fiscal 2004 met the significance test to require financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X. Specifically, provide your calculations of significance using the income test of Rule 1-02(w)(3) of Regulation S-X.

Item 9A. Controls and Procedures, page 69

8.   We note your disclosure that your "principal executive officer and principal financial officer have evaluated the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c))." Please confirm that as of the end of the period covered by this Form 10-K, and as of the periods covered by the Forms 10-Q for the first and second quarters in fiscal 2006 that your officers evaluated the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this disclosure in your periodic filings.

9.   We note your statement that the principal executive officer and principal financial officer "have determined that [the disclosure controls and procedures] are reasonable taking into account the totality of the circumstances." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Describe your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this Form 10-K and as of the periods covered by the Forms 10-Q for the first and second quarters in fiscal 2006. Also tell us what consideration you gave to disclosing this information in your periodic filings. We refer you to Exchange Act Rule 13a-15(e).

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief